Exhibit 3.1

NANOVIBRONIX, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES X NON-VOTING CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the

Delaware General Corporation Law

The undersigned, Brian Murphy, does hereby certify that:

1.	He is the Chief Executive Officer of NanoVibronix, Inc., a Delaware corporation (the “Corporation”).

2.	The Corporation is authorized to issue 11,000,000 shares of preferred stock.

3.	The following resolutions were duly adopted by the board of directors of the Corporation (the “Board of Directors”):

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation provides for a class of its authorized stock known as preferred stock, consisting of 11,000,000 shares, $0.001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to provide for the issuance of the shares of preferred stock in series and to establish, from time to time, the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereon;

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of preferred stock, which shall consist of, up to 57,720 shares of the Series X Non-Voting Convertible Preferred Stock (the “Preferred Stock”) which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preferred stock for shares of NanoVibronix, Inc. pursuant to that certain Agreement and Plan of Merger, dated February 14, 2025, by and among the Corporation, NVEH Merger Sub I, Inc., NVEH Merger Sub II, LLC and ENvue Medical Holdings, Corp. as follows:

TERMS OF PREFERRED STOCK

1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Alternate Consideration” shall have the meaning set forth in Section 7.3.

“Attribution Parties” shall have the meaning set forth in Section 6.4.

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 6.4.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York, State of New York are authorized or required by law to remain closed; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Buy-In” shall have the meaning set forth in Section 6.5.3(b).

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Amount” means the sum of the Stated Value at issue.

“Conversion Date” shall have the meaning set forth in Section 6.1.

“Conversion Price” shall have the meaning set forth in Section 6.3.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Distribution” shall have the meaning set forth in Section 7.2.

“Dividend Termination Date” shall have the meaning set forth in Section 3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fundamental Transaction” shall have the meaning set forth in Section 7.3.

“GAAP” means United States generally accepted accounting principles.

“Holder(s)” shall have the meaning set forth in Section 2.

“Junior Stock” shall have the meaning set forth in Section 8.

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“Liquidation” shall have the meaning set forth in Section 5.

“New York Courts” shall have the meaning set forth in Section 9.4.

“Notice of Conversion” shall have the meaning set forth in Section 6.1.

“Original Issue Date” means the date of the first issuance of any shares of the Preferred Stock regardless of the number of transfers of any particular shares of Preferred Stock and regardless of the number of certificates which may be issued to evidence such Preferred Stock.

“Parity Stock” shall have the meaning set forth in Section 8.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Stock” shall have the meaning set forth in Section 2.

“Required Holders” shall have the meaning set forth in Section 8.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Preferred Stock” shall have the meaning set forth in Section 8.

“Share Delivery Date” shall have the meaning set forth in Section 6.5.

“Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, for the Corporation’s primary trading market or quotation system with respect to the Common Stock that is in effect on the date of delivery of an applicable Notice of Conversion, which as of the original issuance date was ‘T+2.’

“Stated Value” shall have the meaning set forth in Section 2.

“Subsidiary” means any direct or indirect subsidiary of the Corporation as set and shall, where applicable, also include any direct or indirect subsidiary of the Corporation formed or acquired after the date Original Issue Date.

“Successor Entity” shall have the meaning set forth in Section 7.3.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transfer Agent” means VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, whose telephone number is (212) 828-8436, and any successor transfer agent of the Corporation.

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2. Designation, Amount and Par Value. The series of preferred stock shall be designated as its Series X Non-Voting Convertible Preferred Stock and the number of shares so designated shall be 57,720 (which shall not be subject to increase without the written consent of all of the holders of the Preferred Stock (each, a “Holder” and collectively, the “Holders”)). Each share of Preferred Stock shall have a par value of $0.001 per share and a stated value equal to $606.3756 (the “Stated Value”).

3. Dividends. Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of Preferred Stock, based on the Stated Value, at a rate of eight percent (8%) per annum, commencing on the three (3) month anniversary of the Original Issue Date until the date the Corporation obtains Stockholder Approval (as defined below) (the “Dividend Termination Date”). Such dividends can be paid in the form of cash or additional issuances of shares of Preferred Stock based on the Stated Value, with such type of payment determined in the sole discretion of the Corporation, and accrue and be compounded daily on the basis of a 360-day year and twelve (12) 30-day months and shall be paid the earlier of: (i) promptly after conversion of the Preferred Stock or (ii) quarterly starting on the six (6) month anniversary of the Original Issue Date. No other dividends shall be paid on shares of Preferred Stock.

4. Voting Rights.

4.1 Except as otherwise provided herein or as otherwise required by the DGCL, Preferred Stock shall have no voting rights. However, as long as any shares of Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote or written approval, agreement or waiver of the holders of seventy percent (70%) of the then outstanding shares of the Preferred Stock (the “Requisite Series X Holders”): (i) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or Amended and Restated Bylaws of the Corporation, or file any articles of amendment, certificates of designation, preferences, limitations and relative rights of any series of Preferred Stock, in each case if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Preferred Stock in excess of 57,720 or increase or decrease (other than by conversion) the number of authorized shares of Preferred Stock, (iii) prior to the Stockholder Approval (as defined below), consummate either: (A) any Fundamental Transaction (as defined below) or (B) any merger or consolidation of the Corporation with or into another entity or any stock sale to, or other business combination in which the stockholders of the Corporation immediately before such transaction do not hold at least a majority of the voting power of the capital stock of the Corporation or such other entity immediately after such transaction, (iv) enter into any agreement with respect to any of the foregoing that is not expressly conditioned upon Stockholder Approval (as defined below), (v) prior to the Stockholder Approval (as defined below): (A) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon the issuance of the Conversion Shares), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, (vi) grant, issue or sell any capital stock or rights to purchase stock, warrants, securities or other securities of the Corporation or (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, provided, however the Corporation shall not be required to obtain Requisite Series X Holders approval for (vi) or (vii) if the primary reason the Corporation conducts the actions in (vi) or (vii) is to finance the operations of Envue Medical Holdings LLC. Holders of shares of Common Stock acquired upon the conversion of shares of Preferred Stock shall be entitled to the same voting rights as each other holder of Common Stock, except that such holders may not vote such shares upon the proposal for Stockholder Approval (as defined below) in accordance with the applicable rules and regulations of the Nasdaq Capital Market.

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4.2 Any vote or written approval, agreement or waiver required or permitted under Section 4.1 may be taken at a meeting of the Holders or through a written consent executed by the Requisite Series X Holders.

5. Liquidation. Prior to the Stockholder Approval, upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the greater of the following amounts:

(a)	twice the aggregate Stated Value of the Preferred Shares; or

(b)	the amount the Holder would be entitled to receive if the Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to Common Stock which amounts shall be paid pari passu with all holders of Common Stock.

In addition, in the case of either (a) or (b) above, the Holders will be entitled to the payment of all accrued and unpaid dividends on the Preferred Stock and, in the event any of such dividends are payable in shares of Common Stock, the cash value of such shares of Common Stock upon Liquidation. The Corporation shall mail written notice of any such Liquidation, not less than forty-five (45) days prior to the payment date stated therein, to each Holder.

6. Conversion.

6.1 Automatic Conversion on Stockholder Approval. Effective as of 5:00 p.m. Eastern time on the fourth (4th) Business Day after the date that the Corporation’s stockholders approve the conversion of the Preferred Stock into shares of Common Stock in accordance with the listing rules of the Nasdaq Capital Market, as set forth in Section 5.1 of the Merger Agreement (such approval, the “Stockholder Approval” and such date, the “Automatic Conversion Deadline”), each share of Preferred Stock then outstanding shall automatically convert into a number of shares of Common Stock equal to the Conversion Ratio (as defined below), subject to the Beneficial Ownership Limitation (the “Automatic Conversion”). The Corporation shall (i) inform each Holder of the occurrence of the Stockholder Approval and (ii) confirm to each Holder the effective date of the Automatic Conversion, in each case, within one (1) Business Day of such Stockholder Approval. In determining the application of the Beneficial Ownership Limitations solely with respect to the Automatic Conversion, the Corporation shall calculate beneficial ownership for each Holder assuming beneficial ownership by such Holder of: (x) the number of shares of Common Stock issuable to such Holder in such Automatic Conversion, plus (y) any additional shares of Common Stock for which a Holder has provided the Corporation with written notice of beneficial ownership within two (2) Business Days of the occurrence of such Stockholder Approval (a “Beneficial Ownership Statement”) and assuming the conversion of all shares of Preferred Stock held by all other Holders less the aggregate number of shares of Preferred Stock held by all other Holders that will not convert into shares of Common Stock on account of the application of any Beneficial Ownership Limitations applicable to any such other Holders. If a Holder fails to provide the Corporation with a Beneficial Ownership Statement within two (2) Business Days of the occurrence of such Stockholder Approval, then the Corporation shall presume the Holder’s beneficial ownership of Common Stock (excluding the Conversion Shares) to be 19.9%. The shares of Preferred Stock that are converted in the Automatic Conversion are referred to as the “Converted Stock.” For the avoidance of doubt, any shares of Preferred Stock that are not automatically converted pursuant to the Automatic Conversion as a result of a Beneficial Ownership Limitation shall remain outstanding until such shares of Preferred Stock are converted pursuant to Section 6.2. The Conversion Shares shall be issued as follows:

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6.1.1 Converted Stock that is registered in book entry form shall be automatically cancelled upon the Automatic Conversion and converted into the corresponding Conversion Shares, which shares shall be issued in book entry form and without any action on the part of the Holders and shall be delivered to the Holders within one (1) Business Day of the effectiveness of the Automatic Conversion.

6.1.2 Converted Stock that is issued in certificated form shall be deemed converted into the corresponding Conversion Shares on the date of Automatic Conversion and the Holder’s rights as a holder of such shares of Converted Stock shall cease and terminate on such date, excepting only the right to receive certificates representing the Conversion Shares within two (2) Business Days of the effectiveness of the Automatic Conversion. The Holder shall tender to the Corporation (or its designated agent) within three (3) Trading Days of the date of the Automatic Conversion, the stock certificate(s) (duly endorsed) representing such certificated Converted Stock.

6.1.3 Notwithstanding the cancellation of the Converted Stock upon the Automatic Conversion, Holders of Converted Stock shall continue to have any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert the Converted Stock.

6.2 Conversion at Option of Holder. Subject to Section 6.1, and Section 6.4, each share of Preferred Stock then outstanding shall be convertible, at any time and from time to time following 5:00 p.m. Eastern time on the third (3rd) Business Day after the date that the Stockholder Approval is obtained by the Corporation, at the option of the Holder thereof, into a number of shares of Common Stock equal to the Conversion Ratio, subject to the Beneficial Ownership Limitation (each, an “Optional Conversion”). Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), duly completed and executed. Provided the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, the Notice of Conversion may specify, at the Holder’s election, whether the applicable Conversion Shares shall be credited to the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission system (a “DWAC Delivery”). The date on which an Optional Conversion shall be deemed effective (the “Conversion Date”) shall be the Trading Day that the Notice of Conversion, completed and executed, is sent via email to, and received on or prior to 5:30 p.m., New York City Time on such Trading Day by, the Corporation. The Holder shall not be required to physically surrender any stock certificate to the Corporation until the Holder has converted all of the Preferred Stock represented by such certificate in full without regard to any Beneficial Ownership Limitation, in which case the Holder shall surrender its original certificate(s) (if any) representing such shares of Preferred Stock being converted, duly endorsed, within three (3) Trading Days of the date the final Notice of Conversion is delivered to the Corporation. Execution and delivery of a Notice of Conversion shall have the same effect as cancellation of the original certificates and issuance of a new stock certificate evidencing the right to purchase the remaining number of Conversion Shares, if any. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

6.3 Conversion Price and Conversion Ratio. The conversion price for the Preferred Stock shall equal $0.6063 (the “Conversion Price”), subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date as set forth in 7 hereof. The “Conversion Ratio” for each share of Preferred Stock shall be the Stated Value divided the Conversion Price issuable upon the conversion (the “Conversion”) of each share of Preferred Stock, subject to adjustment as provided herein.

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6.4 Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Corporation shall not effect any conversion of any share of Preferred Stock, including pursuant to Section 6.1, and a Holder shall not have the right to convert any portion of the Preferred Stock pursuant to Section 6.2, to the extent that, after giving effect to such attempted conversion set forth on an applicable Notice of Conversion with respect to the Preferred Stock, such Holder (together with any other Person whose beneficial ownership of Common Stock would be aggregated with the Holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the Commission, including any “group” of which the Holder is a member (the foregoing, “Attribution Parties”)) would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such Holder and its Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Preferred Stock subject to the Notice of Conversion or the Automatic Conversion, as applicable, with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to and would exceed a limitation on conversion or exercise similar to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.4, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission, and the terms “beneficial ownership” and “beneficially own” have the meanings ascribed to such terms therein. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Section 6.4, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Corporation’s most recent periodic or annual filing with the Commission, as the case may be, (B) a more recent public announcement by the Corporation that is filed with the Commission, or (C) a more recent notice by the Corporation or the Corporation’s transfer agent to the Holder setting forth the number of shares of Common Stock then outstanding. Upon the written request of a Holder (which may be by email), the Corporation shall, within three (3) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to any actual conversion or exercise of securities of the Corporation, including shares of Preferred Stock, by such Holder or its Attribution Parties since the date as of which such number of outstanding shares of Common Stock was last publicly reported or confirmed to the Holder. The “Beneficial Ownership Limitation” shall initially be set at the discretion of each Holder to a percentage designated by such Holder between 0% and 19.9% of the number of shares of the Common Stock outstanding or deemed to be outstanding as of the applicable measurement date, and such percentage shall be set at 19.9% for any Holder that does not make such designation. The Corporation shall be entitled to rely on representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Corporation (which may be by email), (i) which will not be effective until the sixty-first (61st) day after such written notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a higher percentage, not to exceed 19.9%, to the extent applicable, and (ii) which will be effective immediately after such notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a lower percentage. Upon such a change by a Holder of the Beneficial Ownership Limitation, not to exceed 19.9%, the Beneficial Ownership Limitation may not be further amended by such Holder without first providing the minimum notice required by this Section 6.4. The provisions of this Section 6.4 shall be construed, corrected and implemented in a manner so as to effectuate the intended Beneficial Ownership Limitation herein contained and the shares of Common Stock underlying the Preferred Stock in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

6.5 Mechanics of Conversion.

6.5.1 Delivery of Certificate or Electronic Issuance. Upon Conversion (as defined below) not later than the lesser of two (2) Trading Days and the number of Trading Days comprising the Standard Settlement Period, or if the Holder requests the issuance of physical certificate(s), not later than the lesser of two (2) Trading Days and the number of Trading Days comprising the Standard Settlement Period after receipt by the Corporation of the original certificate(s) or Lost Certificate Affidavit (as defined below), as applicable, representing such shares of Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the “Share Delivery Date”), the Corporation shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Preferred Stock, or (b) in the case of a DWAC Delivery (if so requested by the Holder), electronically transfer such Conversion Shares by crediting the account of the Holder’s prime broker with DTC through its DWAC system. If in the case of any Notice of Conversion, such certificate or certificates for the Conversion Shares are not delivered to or as directed by or, in the case of a DWAC Delivery, such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the Corporation at any time on or before its receipt of such certificate or certificates for Conversion Shares or electronic receipt of such shares, as applicable, in which event the Corporation shall promptly return to such Holder any original Preferred Stock certificate delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Stock certificates or otherwise direct the return of any shares of Common Stock delivered to the Holder through the DWAC system, representing the shares of Preferred Stock unsuccessfully tendered for conversion to the Corporation.

6.5.2 Obligation Absolute. Subject to Section 6.4 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1, the Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares. Subject to Section 6.4 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1, in the event a Holder shall elect to convert any or all of its Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Preferred Stock of such Holder shall have been sought and obtained by the Corporation, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the Conversion Shares into which would be converted the Preferred Stock which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall, subject to Section 6.4 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.5.1, issue Conversion Shares upon a properly noticed conversion.

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6.5.3 Failure to Timely Deliver Certificates.

a) If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Automatic Conversion Deadline pursuant to Section 6.1 or the Share Delivery Date pursuant to Section 6.5.1, as applicable (other than a failure caused by materially incorrect or incomplete information provided by Holder to the Corporation or the application of the Beneficial Ownership Limitation), the Corporation shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Preferred Stock subject to such conversion (based on the volume-weighted average price of the Common Stock on the date of the applicable Notice of Conversion), $10 per Trading Day (increasing to $20 per Trading Day on the third (3rd) Trading Day after the Share Delivery Date) for each Trading Day after such Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion.

b) If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Automatic Conversion Deadline pursuant to Section 6.1 or the Share Delivery Date pursuant to Section 6.5.1 as applicable (other than a failure caused by materially incorrect or incomplete information provided by Holder to the Corporation or the application of the Beneficial Ownership Limitation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Preferred Stock equal to the number of shares of Preferred Stock submitted for conversion or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.5.1. For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Preferred Stock as required pursuant to the terms hereof or the cash settlement remedy set forth in Section 6.7; provided, however, that the Holder shall not be entitled to both (i) require the reissuance of the shares of Preferred Stock submitted for conversion for which such conversion was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.5.1.

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6.5.4 Reservation of Shares Issuable Upon Conversion. After the Stockholder Approval, subject to the following sentence, the Corporation covenants that at all times it will reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Preferred Stock. If at any time there shall be insufficient authorized and unissued shares of Common Stock to permit the conversion of all outstanding shares of Preferred Stock, the Corporation will reserve and keep available for such purpose the maximum number of shares of Common Stock as are then authorized and unissued, and the Corporation shall take all action permitted by applicable law, including calling meetings of stockholders of the Corporation and soliciting proxies for any necessary vote of the stockholders of the Corporation, to amend the Certificate of Incorporation to increase the number of authorized and unissued shares of Common Stock to reserve for and permit the conversion of all outstanding shares of Preferred Stock, provided, however, the foregoing limitation shall not prevent the Corporation from issuing options or equity securities pursuant to the Corporation’s 2024 Long Term Incentive Plan or any newly adopted stock incentive plan. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

6.5.5 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock, no certificates or scrip for any such fractional shares shall be issued and no cash shall be paid for any such fractional shares. Any fractional shares of Common Stock that a Holder of Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional shares of Common Stock issuable to such Holder and any remaining fractional shares shall be rounded up to the nearest whole share. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the Holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

6.5.6 Transfer Taxes. The issuance of certificates for shares of the Common Stock upon conversion of the Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.6 Status as Stockholder. Upon each Conversion Date, (i) the shares of Preferred Stock being converted shall be deemed converted into shares of Common Stock and (ii) the Holder’s rights as a holder of such converted shares of Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert Preferred Stock. In no event shall the Preferred Stock convert into shares of Common Stock prior to the Stockholder Approval.

6.7 Cash Settlement. Prior to the Stockholder Approval, if the Corporation breaches any of its obligations or covenants as set forth in this Certificate of Designation (including but not limited to failure to obtain the Requisite Series X Holders approval prior to taking any of the actions set forth in the Section 4.11(v)), then the Corporation shall, at the request of the Requisite Series X Holders (the “Settlement Request”), pay, out of funds legally available therefor, and prior to any payment in satisfaction of any redemption rights of any other class or series of capital stock of the Corporation, an amount in cash equal to the Stated Value of the shares of Preferred Stock held by each Holder, with such payment to be made within two (2) Business Days from the date of Settlement Request, and upon payment in full of the Stated Value for such shares of Preferred Stock, such shares shall be redeemed, retired and no longer be outstanding.

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7. Certain Adjustments.

7.1 Stock Dividends and Stock Splits. If the Corporation, at any time while this Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of, or payment of a dividend on, this Preferred Stock), (ii) subdivides outstanding shares of Common Stock into a larger number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

7.2 Pro Rata Distributions. During such time as this Preferred Stock is outstanding, if the Corporation declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Preferred Stock, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

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7.3 Fundamental Transaction. If, at any time while this Preferred Stock is outstanding, (i) the Corporation, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Corporation with or into another Person, (ii) the Corporation, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of fifty percent (50%) or more of the outstanding Common Stock, (iv) the Corporation, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Corporation, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than fifty percent (50%) of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent conversion of this Preferred Stock, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 6.4 on the conversion of this Preferred Stock), the number of shares of Common Stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which this Preferred Stock is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 6.4 on the conversion of this Preferred Stock). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The Corporation shall cause any successor entity in a Fundamental Transaction in which the Corporation is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Corporation under this Certificate of Designation in accordance with the provisions of this Section 7.3 pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of this Preferred Stock, deliver to the Holder in exchange for this Preferred Stock a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Preferred Stock which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of Common Stock acquirable and receivable upon conversion of this Preferred Stock (without regard to any limitations on the conversion of this Preferred Stock) prior to such Fundamental Transaction, and with a conversion price which applies the conversion price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Preferred Stock immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designation referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under this Certificate of Designation with the same effect as if such Successor Entity had been named as the Corporation herein.

7.4 Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7 the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

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7.5 Notice to the Holders.

7.5.1 Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly deliver to each record Holder by facsimile or email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

7.5.2 Notice to Allow Conversion by Holder. If (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Corporation shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of this Preferred Stock, and shall cause to be delivered by facsimile or email to each record Holder at its last facsimile number or email address as it shall appear upon the stock books of the Corporation, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the Corporation shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Holder shall remain entitled to convert the Conversion Amount of this Preferred Stock (or any part hereof) during the twenty- (20-) day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

8. Ranking. Except to the extent that the Requisite Series X Holders expressly consent to the creation of Parity Stock (as defined below) or Senior Preferred Stock (as defined below), all shares of Common Stock and all shares of capital stock of the Corporation authorized or designated after the date of the designation of the Preferred Stock shall be junior in rank to the Preferred Stock with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation (such junior stock is referred to herein collectively as “Junior Stock”). Without limiting any other provision of this Certificate of Designation, without the prior express consent of the Requisite Series X Holders, voting separate as a single class, the Corporation shall not hereafter authorize or issue any additional or other shares of capital stock that is (i) of senior rank to the Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation (collectively, the “Senior Preferred Stock”) or (ii) of pari passu rank to the Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Corporation (collectively, the “Parity Stock”).

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9. Miscellaneous.

9.1 Notices. Any and all notices or other communications or deliveries to be provided by the Holders or the Corporation hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by email, or sent by a nationally recognized overnight courier service, addressed to (i) the Corporation with Attention: Chief Executive Officer, at such email address or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 9 or (ii) the applicable Holder at the most current address for such Holder, in the Corporation’s records, or such other email address or address as such Holder may specify for such purposes by notice to the Corporation delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Corporation or the Holders hereunder shall be in writing and delivered personally, by email, or sent by a nationally recognized overnight courier service addressed to each record Holder or at the email address or address of such Holder appearing on the books of the Corporation or to the Corporation at the address set forth above. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email at the email address set forth in this Section 9 prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email at the email address set forth in this Section 9 on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

9.2 Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and accrued dividends, as applicable, on the shares of Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed

9.3 Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

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9.4 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). The Corporation and each Holder hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. The Corporation and each Holder hereby irrevocably waive personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. The Corporation and each Holder hereto hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If any party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

9.5 Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

9.6 Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law

9.7 Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

9.8 Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

9.9 Status of Converted or Redeemed Preferred Stock. If any shares of Preferred Stock shall be converted, redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Preferred Stock.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned has executed this Certificate this 14th day of February, 2025.

NANOVIBRONIX, INC.

By:	/s/ Brian Murphy
Name:	Brian Murphy
Title:	Chief Executive Officer

ANNEX A

NOTICE OF CONVERSION

(To be Executed by the Registered Holder

in order to Convert Shares of Preferred Stock)

The undersigned hereby elects to convert the number of shares of Series X Non-Voting Convertible Preferred Stock indicated below into shares of common stock, par value $0.001 per share (the “Common Stock”), of NanoVibronix, Inc., a Delaware corporation (the “Corporation”), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Corporation in accordance with the Corporation’s Certificate of Designation of Preferences, Rights and Limitations of Series X Non-Voting Convertible Preferred Stock. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

CONVERSION CALCULATIONS
Date to Effect Conversion:	☐
Number of shares of Preferred Stock owned prior to Conversion:	☐
Number of shares of Preferred Stock to be Converted:	☐
Stated Value share of Preferred Stock to be Converted:	☐
Number of shares of Common Stock to be Issued:	☐
Number of shares of Preferred Stock subsequent to Conversion:	☐
Address for delivery:	☐

OR:

DWAC INSTRUCTIONS
Broker No:	☐
Account No:	☐

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Notice of Conversion this [__] day of [__], 2025.

[HOLDER]

By:
Name:	[______________]
Title:	[______________]